UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



                                    SCHEDULE 13G

                                    Under the Securities Exchange Act of 1934


                              Issuer-Comdisco Holding Co.

                            Securities Class-Rights

                                         CUSIP Number-200334118

                             Event  Requiring Filing -March 2004

                              Filed pursuant to Rule 13d-1(b)

                             CUSIP  Number 200334118

                              Reporter- Horizon Asset Management, Inc.
                              Tax ID#13-3776334

                               Place of Organization-New York

                                Number of Shares-sole voting power-9,171,150
                                Sole dispositive power-9,171,150
                                Amount beneficially owned-9,171,150


                                Percent of Class represented by above-6.023%

                                 Type of Reporting Person-IA

Name of Issuer-Comdisco Holding Co.
Address of Issuer-6111 North River Road, Rosemont, Illinois 60018

Name of Person Filing-Horizon Asset Management, Inc.
Address -470 Park Avenue South, 4th Floor South, NY, NY, 10016
Citizenship-New York
 Securities Class-contingent distribution rights

Filing re Section 240.13d-1(b) by investment adviser under Section 240.13d-1(b)(1)(ii)(E).
Amount beneficially owned-9,171,150 shares
Percent of class-6.023%
sole voting power-9,171,150 shares
shared power to vote or direct the vote-0
sole power to dispose/direct the disposition-9,171,150
shared power to dispose/direct the disposition-0

Certification pursuant to Section 240.13d-1(b):
 By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were not acquired and
are not held for the purpose of or with the effect of
 changing or influencing the control of
the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of
 my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date-January 4, 2010
Signature-Andrew M. Fishman
Title-General Counsel